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SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       June 3, 2002

NATIONAL GRID GROUP plc

(Registrant’s Name)

15 Marylebone Road
London
NW1 5JD
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        [X]                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes                         No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc
s/David C. Forward
By:________________________
Name: D C Forward
Title: Assistant Secretary

Date: June 5, 2002

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

for May 2002*

National Grid Group plc
15 Marylebone Road
London, NW1 5JD
United Kingdom
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Recent Announcements to The London Stock Exchange

DATE      DETAILS

30.5.02     Directors’ Interests- W E Davis’ ‘Thrift Plan’ acquires shares.

28.5.02     NGG’s Exec. Directors’ share interests (further operation of Quest).

20.5.02     NGG’s Exec. Directors’ share interests (further operation of ESOP)

9.5.02     NGG’s Exec. Directors’ share interests (further operation of Quest).

8.5.02     National Grid Publishes Seven Year Statement

7.5.02     NGG’s Exec. Directors’ share interests (further operation of ESOP)

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*NOTE:       A separate Form 6-k was sent on 30 May in respect of the following announcement;

                    30.5.02        National Grid – Preliminary Results for the year ended 31 March 2002.

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements to the London Stock Exchange

for May 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

National Grid Group plc (National Grid)

7 May 2002

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National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP) (Notification Of Directors' Interests, Pursuant to Section 324(2) of the Companies Act 1985)

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National Grid today received a further notification from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, W E Davis, S J Holliday, R P Sergel and R J Urwin) ceased to be technically interested in 14,598 NGG Ordinary shares on Friday 3 May 2002, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7312 5860)

National Grid - Stock Exchange Announcement

8th May 2002

SEVEN YEAR STATEMENT

National Grid has published its Seven Year Statement today 8th May 2002. The Statement presents a wide range of information on projected demand, generation, plant margins, the characteristics of the existing and planned transmission system in England and Wales, its expected performance and other information to enable customers to evaluate opportunities for making new or further use of the transmission system.

Developments in the electricity market, which have the potential to affect the future position as presented in the Statement, are also reported.

The document is available in CD-ROM format at a price of £10.00 plus postage and packaging issued together with a Pre´cis (in paper format). The Statement may also be accessed from the National Grid Website (http://www.nationalgrid.com/uk). Copies of the CD-ROM can be obtained from the National Grid Company, National Grid House, Kirby Corner Road, Coventry CV4 8JY or telephone 024 7642 3045 or fax 024 7642 3145.

National Grid Group plc (National Grid)

9 May 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification Of Directors' Interests pursuant to Section 324(2) of The Companies Act 1985)

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Yesterday, each of the Executive Directors of National Grid (E M Astle, S J Box, W E Davis, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 41,609 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

National Grid Group plc (National Grid)

20 May 2002

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National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)

(Notification Of Directors' Interests, Pursuant to Section 324(2) of the Companies Act 1985)

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National Grid received on Friday 17 May a further notification from the ESOP Trustee; that Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) ceased to be technically interested in 63123 NGG Ordinary shares on 15 May 2002, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7312 5860)

National Grid Group plc (National Grid)

28 May 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification Of Directors' Interests pursuant to Section 324(2) of The Companies Act 1985)

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Today, each of the following Executive Directors of National Grid; E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin, technically ceased to be interested in 52,354 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, those Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

National Grid Group plc (National Grid)
30 May 2002

Notification of Directors' Interests

The Trustee of National Grid's USA Incentive Thrift Plan notified National Grid yesterday that Mr W E Davis' interests in NGG shares were increased by the following purchases:

64 Ordinary Share ADRs on 28 February 2002 at $32.50 per ADR.

51 Ordinary Share ADRs on 28 March 2002 at $32.70 per ADR.

This is in addition to the 2,189 ADRs previously notified on his appointment to National Grid, on 11 February 2002 and increases his total interest to 2,304 ADRs (equivalent to 11,520 ordinary shares).